SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July, 2016

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding implementation result of increase of shareholding plan by the controlling shareholder of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on July 7, 2016.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

The Implementation Result of Increase of Shareholding Plan in the Company by the Controlling Shareholder

The Company and all members of the Board warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

On 7 July 2016, China Petroleum & Chemical Corporation (“Company”) was notified by China Petrochemical Corporation (“Sinopec Group”), the controlling shareholder of the Company, that as at the closing of trading on the Shanghai Stock Exchange in the afternoon on 7 July 2016, Sinopec Group has completed the implementation of its plan to increase its shareholding in the Company in its own name or through person(s) acting in concert via the secondary market by up to an aggregate number of shares not exceeding 2% of the total issued share capital of the Company within 12 months (the “Increase of Shareholding”). Details are set out as follows:

Reference is made to the “Announcement on Increase of Shareholding in the Company by the Controlling Shareholder” on Shanghai Securities News, China Securities Journal, Securities Times and the website of Shanghai Stock Exchange on 9 July 2015, and the announcement published on the website of the Stock Exchange of Hong Kong Limited dated 8 July 2015 published by the Company, Sinopec Group proposed to increase its shareholding in the Company in its own name or through person(s) acting in concert via the secondary market by up to an aggregate number of shares not exceeding 2% of the total issued share capital of the Company within 12 months (from 8 July 2015).

Before the implementation of Increase of Shareholding, Sinopec Group directly and indirectly held 86,273,821,101 shares of the Company, representing approximately 71.26% of the total issued share capital of the Company. Save for the Increase of Shareholding, Sinopec Group did not disclose any other shareholding increase plan within the 12 months preceding this announcement.

On 7 July 2016, the Company received a notice from Sinopec Group: as at the closing of trading  on the  Shanghai Stock  Exchange in  the afternoon  on 7  July 2016,  the implementation of Increase of Shareholding has been completed, and Sinopec Group increased its shareholding in the Company by 72,000,000 A Shares in its own, representing approximately 0.06% of the total issued share capital of the Company. Immediately following the Increase of Shareholding, the number of shares directly and indirectly held by Sinopec Group represents approximately 71.32% of the current total issued share capital of the Company.

During the period of the Increase of Shareholding, Sinopec Group did not dispose any shares it holds in the Company.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
7 July 2016

As of the date of this announcement, directors of Sinopec Corp. are: Wang Yupu*, Dai Houliang#, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Zhang Haichao#, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+  and Fan Gang+.

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Secretary to the Board of Directors

Date: July 8, 2016